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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                              GRIFFON CORPORATION
                                (NAME OF ISSUER)

                              GRIFFON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  398433 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ROBERT BALEMIAN
                                   PRESIDENT
                              GRIFFON CORPORATION
                             100 JERICHO QUADRANGLE
                            JERICHO, NEW YORK 11753
                                 (516) 938-5544
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
                            ------------------------

                                FEBRUARY 9, 1996
               (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN
                              TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

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TRANSACTION                                                                         AMOUNT OF
VALUATION*                                                                         FILING FEE
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$20,500,000......................................................................      $4,100
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* For purposes of calculating fee only. Based on the Offer for 2,000,000 shares at a maximum price per share of $10.25.
                            ------------------------

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $4,100                 Filing Party: Griffon Corporation
Form or Registration No.: Schedule 13E-4            Date Filed: February 9, 1996
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     This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement, filed on February 9, 1996, relating to the tender offer by Griffon
Corporation, a Delaware corporation (the "Company"), to purchase 2,000,000 shares of common stock, par value $.25 per share (the "Shares"), including the associated Common Stock Purchase Rights (the "Rights"), at prices, net to the seller in cash, not greater than $10.25 nor less than $9.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
February 9, 1996 (the "Offer to Purchase") and the related Letter of Transmittal
(which are herein collectively referred to as the "Offer").

ITEM 8.  ADDITIONAL INFORMATION.

     Item 8 is amended by adding the following:

          The Company purchased at a price of $9.75 per share 2,000,000 Shares pursuant to the Offer. The number of Shares tendered at prices less than or equal to $9.75 was 2,435,411. Such Shares (other than odd-lot Shares) were subject to a proration factor of 82.03%.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 1996

                                          GRIFFON CORPORATION

                                          By: /s/ ROBERT BALEMIAN

                                            ------------------------------------
                                            Name: Robert Balemian
                                            Title: President

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